NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

November 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Madeline Mateo
Christian Windsor

Re:	Netcapital Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 15, 2023
File No. 333-275210

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 27, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-275210) (the “Registration Statement”) filed on November 15, 2023.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are filing Amendment No. 2 to the Registration Statement (the “Amendment”) concurrently with this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Amendment No. 1 to Form S-1 filed November 15, 2023

Cover Page

1.	In the fourth paragraph you disclose that your shares are listed on NASDAQ. Revise this section to disclose that you received a notice from NASDAQ that you do not meet the minimum bid, and may be delisted if your share price does not recover

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

2.	Revise the cover page to describe the underwriting arrangements for this offering. See Item 501(b)8 of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Our Business, page 3

3.	Where you discuss your revenues and gross profits for the years ended April 30, 2023 and April 30, 2022, and for the three months ended July 31, 2023 and July 31, 2022, please clarify which portion of the profits are cash collected or otherwise represent another receivable. Please also disclose whether a significant portion of your gross profit represents cash collected from entities in which you own equity and, if so, quantify the proportion of profit the entities in which you own equity contributed towards your gross profit for each period covered in this registration statement.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

4.	We note that you disclosed the number of offerings closed on the Netcapital funding portal in fiscal 2023 and 2022. With a view towards balanced disclosure, please disclose the total number of offerings hosted on the Netcapital funding portal and specify the number of offerings that did not close or did not raise the offering amount sought in fiscal 2023 and 2022.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

5.	For the periods covered in this registration statement, please quantify the number of companies that hosted offerings on your funding portal in which you, your subsidiaries, your officers, directors or key control people, or companies controlled by your officers, directors or key control people, own equity. Please also disclose here, and in Certain Relationships and Related Party Transactions or elsewhere as appropriate, the extent to which securities offered on your funding portal are controlled by you, your subsidiaries, your officers, directors or key control people or companies affiliated with such individuals before they listed their offerings on the funding portal.

Response: In response to the Staff’s comment, we have disclosed the number of companies that hosted offerings on our funding portal in which we, our subsidiaries, our officers, directors or key control people, or companies controlled by our officers, directors or key control people, own equity. Please be advised that none of the securities offered on our funding portal were controlled by us, our subsidiaries, our officers, directors or key control people or companies affiliated with such individuals before they listed their offerings on the funding portal. Accordingly, we respectfully contend that no additional disclosure is required in the Amendment.

Case Studies, page 5

6.	The case studies must present a balanced picture of the type of offering made on your platform, and the success of those offerings and the related income to Netcapital. Balance the presentation to disclose the total number of offerings made on your site, the number that were funded, and the average revenue to Netcapital from the average offering. Alternatively, if you conclude that these case studies are not representative of the average offering on your platform, remove the disclosure. Make similar changes to the disclosure beginning on page 33.

Response: The disclosure related to “Case Studies” has been removed both here on page 33.

7.	Please revise this section to provide the following disclosures:

● Disclose whether you, your subsidiaries, your officers, directors, or key personnel, or companies affiliated with such persons own an equity stake in any of the companies highlighted in the case studies, and the nature of such ownership, if any.

● For each case study, disclose whether the highlighted companies went on to deliver the product or service it marketed to its investors during the offerings hosted on your funding platform.

Response: As noted in comment 6 above, the disclosure related to “Case Studies” has been removed both here on page 33, and we respectfully submit that as a result of removing such disclosure, the comment above is no longer applicable.

Key Metrics of our Funding Portal

8.	We note your disclosure of the number of offerings launched and funded. Please disclose the number of companies in which you, your subsidiaries, your officers, directors, or their affiliates, or any companies owned or otherwise affiliated with such related persons own equity, if any.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

9.	We also note your disclosure of the percentage of revenues attributed to certain customers. Please disclose the identity of these key customers. Disclose whether you own the equity or other securities of these customers, and the amount of any outstanding accounts receivable payable to Netcapital by those customers. Finally, clarify if these customers are owned, directly or indirectly, by your officers, directors, or other affiliates, or by companies owned or otherwise affiliated with such related persons.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

10.	Please clarify whether Netcapital or the users of Netcapital that access and use the Templum ATS have the ability to undertake the actions/access the information in the Secondary Trading - Continuous Market portion of the Technology Services Outline and Descriptions (Schedule IV of the Templum License) as included as Exhibit 10.12.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

11.	Please clarify whether Netcapital facilitates any subscriber arrangements between Netcapital and Templum.

Response: As previously disclosed in the Registration Statement, we are designing the software to allow issuers and investors on the Netcapital platform to access the Templym ATS in order to engage in secondary trading of securities in a regulatorily compliant manner. Once a user clicks on the “trade order” button on the user dashboard from the netcapital.com website to access the Templum ATS, the user and Templum will communicate directly with each other regarding secondary trades without any additional involvement from us.

12.	We note that the Netcapital funding portal will have access to information and logs of customer activity. Given that you own securities in companies that host offerings on the funding portal and may be subject to secondary trading via the Templum ATS, please disclose whether there are any controls or procedures in place governing the treatment and handling of this information, particularly with respect to your investment activities, and describe the key elements of such controls or procedures.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

13.	Exhibit 10.12 appears to contain portions of redacted information. Please mark the exhibit index to indicate that portions of this exhibit have been omitted. Refer to Regulation S-K, Item 601(b)(10)(iv).

Response: In response to the Staff’s comment, the exhibit index has been marked to indicate that portions of the Exhibit have been omitted.

14.	Exhibit 10.13 is described as the Form of Securities Purchase Agreement between Netcapital Inc. and certain institutional investors dated May 23, 2023, but appears to direct to Exhibit 10.12, the Software License and Services Agreement between Templum, Inc. and Netcapital Systems LLC dated January 2, 2023. Please ensure the described exhibit matches the hyperlinked form

Response: Please be advised the Exhibit 10.13 is now hyperlinked to the correct form referenced in the Amendment.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Martin Kay
Martin Kay, Chief Executive Officer

cc:	Richard Friedman, Esq.